

November 4, 2013

<u>Via E-mail</u>
Dicky Cheung
Chief Executive Officer
Credit One Financial, Inc.
80 Wall Street, Suite 818
New York, NY 10005

> **Re: Credit One Financial, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed October 9, 2013**
> **Response dated October 29, 2013**
> **File No. 000-50320**

Dear Mr. Cheung:

We have reviewed your response letter and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2012

General

1.   We note your response to comment 1. Based on your public float as of the end of your second quarter ending June 30, 2012 it does not appear that you are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act. Therefore, you are not eligible to scale your disclosure. With attention to the requirements of Form 10-K, Regulation S-K, and Regulation S-X, please amend to provide all required disclosure including, but not limited to, financial statements for the prior three fiscal years. Your amendment should also reflect the proposed disclosure and compliance from your response letter dated October 29, 2013.

2.   Please tell us your filer status for the fiscal year ended December 31, 2013 and confirm you will comply with all disclosure and financial statement requirements as well as filing deadlines for Exchange Act reports applicable to your filer status.

Management's Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

3.   We note your response to comment 5. Please revise your discussion to explain the basis
        for why the prepayment of $2,014,825 in gold bullion for advertising spots is "in line
        with Lotus TV's business practice."

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at
202-551-6971 or Ajay Koduri, Attorney-Advisor, at 202-551-3310 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        William Hu, Esq.